UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2024

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated September 18, 2024.

99.2	Equity Purchase Agreement dated as of September 8, 2024 by and among Methanex Corporation, Methanex US Operations Inc., Methanex Dutch Holdings B.V., OCI N.V., Iapetus B.V., OCI Chem 2 B.V. and OCI Chem 3 B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 18, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Senior Vice President, General Counsel & Corporate Secretary